EXHIBIT 12

AMERICAN INTERNATIONAL GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months
	Ended March 31,

	2002	2001

Income before income taxes, minority interest and cumulative effect of an accounting change	$2,959	$2,800
Less — Equity income (loss) of less than 50% owned persons	24	5
Add — Dividends from less than 50% owned persons	2	—

	2,937	2,795
Add —
Fixed charges	1,003	1,050
Less —
Capitalized interest	15	16

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charge	$3,925	$3,829

Fixed charges:
Interest costs	$958	$1,013
Rent expense*	45	37

Total fixed charges	$1,003	$1,050

Ratio of earnings to fixed charges	3.91	3.65

*	The proportion deemed representative of the interest factor.

      The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 6.48 and 5.40 for 2002 and 2001, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.